



05038629

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 0 1 2005
WASH. D.C.
153

SEC FILE NUMBER
8- 44990

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/04_____ AND ENDING _____12/31/04_____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

    Bright Trading, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

    4850 Harrison Drive

(No. and Street)

Las Vegas	NV	89121
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

    Robert A. Bright   702-739-1393

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    Romeio & Chiaverelli, LLC

(Name — if individual, state last, first, middle name)

1601 Walnut Street - Suite 815	Philadelphia,	PA	19102
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 3 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Robert A. Bright_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Bright Trading, LLC_____. _____, as of _____December 31,_____, ~~19~~ 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

X _____*R A Bright*_____
                                    Signature

_____C E O_____
                                    Title

Joyce Ross
Notary Public

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital
N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
☒ (l) An Oath or Affirmation.
N/A (m) A copy of the SIPC Supplemental Report.
N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X (o) Independent Auditor's report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Bright Trading LLC

Financial Statements

and Additional Information

December 31, 2004

CONTENTS

ROMEO & CHIAVERELLI LLC
Certified Public Accountants

Joseph A. Romeo, CPA
Medford, NJ
(609) 268-9781

1601 Walnut Street, Suite 815
Philadelphia, PA 19102
(215) 569-2113
FAX (215) 972-0787

Anthony Chiaverelli, CPA
Horsham, PA
(215) 542-7544

Independent Auditors' Report

To The Managing Member
Bright Trading LLC

We have audited the statement of financial condition of Bright Trading LLC as of December 31, 2004, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Bright Trading LLC as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in schedules on pages 10-13 are presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Romeo and Chiaverelli, LLC
Certified Public Accountants
February 18, 2005

-1-

Bright Trading LLC
Statement of Financial Condition
December 31, 2004

ASSETS

Cash and Cash Equivalents	$5,593,035
Receivables	
Clearing Organization	3,397,589
Affiliated Company	457,247
Securities with Clearing Organization	117,040,982
Investment	200,500
Exchange Memberships	276,200

TOTAL ASSETS	$126,965,553
	============

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Payable to Clearing Organization	$ 1,486,548
Securities Short	40,724,392
Reserve Payable	1,991,597
Account Payable	333,290
Note Payable – Secured	14,252,488

TOTAL LIABILITIES	58,788,315
Members' Equity	
Members' Equity	68,177,238

TOTAL LIABILITIES AND MEMBERS' EQUITY	$126,965,553
	============

See accompanying notes to financial statements

Bright Trading LLC
Statement of Income
Year Ended December 31, 2004

Twelve Months

REVENUES

Gains from Trading	$44,623,571
Other Income	116,408

Total Revenues	44,739,979

EXPENSES

Communications Expense	$399,528
Commissions paid to other brokers and dealers	2,982,817
Occupancy Rental	281,799
Interest Expense	592,161
Other Operating Expense	14,122,711

Total Expenses	18,379,016

Net Income	$26,360,963
	==========

See accompanying notes to financial statements

Schedule of Members' Equity

Members' Equity Beginning	$66,055,298
Net Income - 2004	26,360,963
Members' Distributions	(38,377,129)
Members' Contributions	14,138,106
Total Members' Equity Ending	$68,177,238

-4-

See accompanying notes to financial statements

Bright Trading LLC
Statement of Cash Flows
Year Ended December 31, 2004

Cash flows from operating activities:
Net Income $26,360,963
Adjustments to reconcile net income
to net cash provided by operating activities:
   Change in receivable from clearing organization   11,142,345
   Change in receivable from affiliated company   (457,247)
   Change in securities with clearing organization   (51,818,109)
   Change in investment   (190,500)
   Change in exchange membership   190,500
   Change in reserve payable   (1,835,454)
   Change in payable to clearing organization   1,486,548
   Change in accounts payable   64,478
   Change in securities short   17,699,314
   Change in note payable secured   14,252,488

  Total adjustments   (9,465,637)

  Net cash provided by operating activities   16,895,326

Cash flows from investing activities:
  Net cash used by investing activities   0

Cash flows from financing activities:
  Members' equity capital contributions   14,138,106
  Members' equity withdraws   (38,377,129)

  Net cash used by financing activities   (24,239,023)

Net change in cash and cash equivalents   (7,343,697)

Cash and cash equivalents at beginning of year   12,936,732

Cash and cash equivalents end of year $5,593,035
                                        ==========

Supplemental cash flows disclosures:

  Interest payments $592,161
                                        =======

See accompanying notes to financial statements

NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company was formed in July 2000 as a broker-dealer under the laws of Nevada for the purpose of providing proprietary securities trading activities for the Company's individual members. The Company is a member of the Chicago Stock Exchange.

The following comprise the Company's significant accounting policies:

Method of Accounting

The Company maintains its books of account on the basis of recording revenue when earned and expenses when incurred (the accrual basis) in conformity with generally accepted accounting principles in the United States.

Recognition of Revenue

Trading securities transactions are recorded on a trade date basis with related income on an unrealized basis. These securities have been marked-to-market and reported at fair value with realized and unrealized gains and losses included in income.

Income Taxes

As a limited liability company, the Company does not pay federal or state taxes on its taxable income. Instead, the members' are liable for federal and state taxes on their share of taxable income.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles of the United States requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expense during the reported period. Actual results could differ from those estimates.

Financial Instruments with off Balance Sheet risk

The Company, in connection with its proprietary trading activities, enters into long and short cash, futures and options financial instruments in order to manage its exposure to market risk. These financial instruments may result in market and/or credit risk in excess of amounts recorded in the Statement of Financial Condition. The Company manages this risk by maintaining proprietary trading strategies.

NOTE 2 - RELATED PARTY TRANSACTIONS

In accordance with a contribution agreement entered into between the Company and Bright Trading, Inc. certain assets were transferred to the Company in Exchange for a: Class A membership in the Company. Under a licensing agreement, Bright Trading, Inc. is also the managing partner of the Company. In accordance with a licensing agreement. Bright Trading, Inc. licensed all trade names and service marks to Bright Trading, LLC for the sum of $12,000,000 per year. Unless terminated earlier, this agreement continues until December 31, 2020.

Robert A. Bright is the president and majority shareholder of Bright Trading, Inc. Tammy Bright is the president of Bright Trading LLC.

NOTE 3 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had a net capital of $60,891,126. which was $60,736,133. in excess of its required net capital of $154,993. The Company's net capital ratio was 3.82 to 1.

NOTE 4 - OWNERSHIP EQUITY

Ownership equity at December 31, 2004 is as follows:

Class A Membership $68,177,238

Class A Members have all voting and management rights in the Company. Class A members vote for and elect the Manager of the Company, in which the Manager may be Class A Member. Class A Members are allocated revenues and profits and losses based on their Class A Membership.

The Operating Agreement and subsequent addendums of the Company contains additional equity information.

NOTE 5 - RESERVE FOR WITHDRAWALS AND ACCOUNTS PAYABLE

A reserve account in the amount of $3,000,000 was set up at the inception of the LLC to provide for capital withdrawals for members withdrawing their capital accounts in less than 1 year of membership. The accounts payable account consists of the reserve for withdrawals and the balance in this account at December 31, 2004 was $1,991,597.

NOTE 6 - EXCHANGE MEMBERSHIP

The Company owns a seat on the Chicago Stock Exchange. In accordance with SEC rules, this seat is carried at cost in the financial statements. The total cost for the seat is $276,200.

NOTE 7 - INVESTMENT

The Company has a joint back office agreement with Goldman Sachs, L.P. which processes its securities transactions. The Company has invested in a $10,000 Limited Partnership that is required under this agreement. The Company also has an investment in a trading permit at the Philadelphia Stock Exchange. This permit is carried at a cost of $190,500 which was the original price of an exchange membership seat.

NOTE 8 - COMMITTMENTS AND CONTINGENCIES

In the normal course of its business, the Company is subject to inquiries and audits by various regulatory authorities. As a regulated entity, the Company may be subject to disciplinary actions as a result of current or future examinations, which could have a material adverse effect on the Company's financial position, results of operations or liquidity over and above any previously accrued amounts. The Company is currently not involved in any of these types of legal matters.

NOTE 9 – NOTE PAYABLE SECURED

As a result of financial accounting standards board statement No.150 which requires that mandatorily redeemable financial instruments that are generally defined as ownership interests in the issuing entity with mandatory redemption features, be reclassified as liabilities, the Company reclassified all of its Class B members equity to a secured note payable which can be added back for net capital purposes as the Company filed the required letter with the Chicago Stock Exchange pursuant to a no-action letter issued by the Division of Market Regulation of the SEC.

Class B Members are required to contribute a base amount set by management, to be eligible for membership. Profits and losses are calculated per the Operating Agreement and any addendums, and Class B members receive allocations and distributions computed accordingly.

Bright Trading LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2004

NET CAPITAL

Total Members' Equity Qualified for Net Capital	$ 68,177,238
Add: A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-0-
B. Note Payable – Secured	14,252,488
Total capital and allowable subordinated liabilities	$ 82,429,726

Deductions and/or charges

A.Non-allowable Assets	
Affiliated Company Receivable	457,247
Investments.	200,500
Exchange Membership	276,200
Total Deductions and/or Charges	933,947
Net Capital before haircuts	$ 81,495,779
Less:	
Haircuts	20,604,653
Net Capital	$60,891,126

Bright Trading LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2004

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition

Accounts payable and accrued expenses	$ 2,324,887
Total aggregate indebtedness	$ 2,324,887
	=========

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required (The greater of 6-2/3% of aggregate indebtedness or $ 100,000)	$ 154,993
Excess net capital	$ 60,736,133
	==========
Excess net capital at 1000%	$ 60,658,637
	==========
Ratio: Aggregate Indebtedness to Net Capital	3.82 to 1
	========

Bright Trading LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2004

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part IIA of Form X-17A-5 as of December 31, 2004

Net Capital, as reported in Company's Part IIA (unaudited) FOCUS Report	$ 60,891,126
Less: Net Audit Adjustments-Additional Haircuts	-0-
Net Capital per above (Note-3)	$ 60,891,126

Bright Trading LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Year Ended December 31, 2004

Bright Trading LLC claims an exemption from Rule 15c3-3 based on Section 15c3-3(k)(2)(ii) who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by the broker or dealer.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3 OF OF THE SECURITIES AND EXGHANGE COMMISSION

As of December 31, 2004

Bright Trading LLC claims an exemption from Rule 15c3-3 based on Section 15c3-3(k)(2)(ii) who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, or who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

ROMEO & CHIAVERELLI LLC

Certified Public Accountants

Joseph A. Romeo, CPA
Medford, NJ
(609) 268-9781

1601 Walnut Street, Suite 815
Philadelphia, PA 19102
(215) 569-2113
FAX (215) 972-0787

Anthony Chiaverelli, CPA
Horsham, PA
(215) 542-7544

To The Managing Member
Bright Trading LLC

In planning and performing our audit of the financial statements and supplemental schedules of Bright Trading LLC for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purposes of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17-a-5(g)(1) of the Securities and Exchange Commission (SEC), we made a study of the practices and procedures that we considered relevant to the objectives stated in rule 17-a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of difference required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matter in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based n this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Chicago Stock Exchange, Inc. (or other designated regulatory organizations) and other regulatory agencies which rely on Rule 17-a-5 (9) under the Securities Exchange Act of 1934 and should not to be used for any other purpose.

Romeo and Chiaverelli, LLC
Certified Public Accountants
February 18, 2005